Filed Pursuant to Rule 424(b)(2)
File No. 333-213264
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Series 2016E 2.500% Senior Notes due December 15, 2021	$300,000,000	99.781%	$299,343,000	$34,694
(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)
This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in The Southern Company’s Registration Statement on Form S-3 (Registration No. 333-213264).

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 23, 2016)
$300,000,000.

Series 2016E 2.500% Senior Notes
due December 15, 2021
_______________________
This is a public offering by Southern Power Company (the “Company”) of $300,000,000 of Series 2016E 2.500% Senior Notes due December 15, 2021 (the “Series 2016E Senior Notes”). Interest on the Series 2016E Senior Notes is payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2017.
The Series 2016E Senior Notes will be redeemable, in whole or in part, at any time and from time to time, at the option of the Company at redemption prices as described under the caption “Description of the Series 2016E Senior Notes — Optional Redemption.”
The Series 2016E Senior Notes will be unsecured and unsubordinated obligations of the Company ranking equally with all of the Company’s other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured indebtedness of the Company.
Concurrently with this offering, the Company is also offering $600,000,000 aggregate principal amount of Series 2016D 1.950% Senior Notes due December 15, 2019 (the “Series 2016D Senior Notes”) and $400,000,000 aggregate principal amount of Series 2016F 4.950% Senior Notes due December 15, 2046 (the “Series 2016F Senior Notes”). This Prospectus Supplement is not, and should not be construed as, an offering of any notes other than the Series 2016E Senior Notes offered hereby. The completion of the offering of the Series 2016E Senior Notes is not contingent on the success of any other offering, including the offering of the Series 2016D Senior Notes and the offering of the Series 2016F Senior Notes.
See “RISK FACTORS” on page S-4 for a description of certain risks associated with investing in the Series 2016E Senior Notes.

	Per Series 2016E Senior Note	Total
Initial public offering price (1)	99.781%	$299,343,000
Underwriting discount	0.600%	$1,800,000
Proceeds, before expenses, to the Company	99.181%	$297,543,000
_________________________

(1)	Plus accrued interest, if any, from the date of original issuance of the Series 2016E Senior Notes, which is expected to be November 16, 2016.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
The Series 2016E Senior Notes are expected to be delivered on or about November 16, 2016 through the book-entry facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, Luxembourg.

_______________________
Joint Book-Running Managers

Barclays	BNP PARIBAS	BofA Merrill Lynch	Mizuho Securities	Scotiabank	US Bancorp

November 10, 2016

SOUTHERN POWER COMPANY GENERATING FACILITIES

Natural Gas
Solar
Wind
Biomass
Under Construction
Passadumkeag
Mankato
Apex
Spectrum
Boulder
North Star
Tranquillity
Henrietta
Desert Stateline
Imperial Valley
Campo Verde
Calipatria
Adobe
Lost Hills-Blackwell
Morelos del Sol
Garland
Grant Wind
Grant Plains
Kay Wind
Cimarron
Project A
Project C
Wake Wind
Lamesa
Project B
Macho Springs
Nacogdoches
East Pecos
Roserock
Granville
Rowan
Cleveland
Rutherford
Dahlberg
Pawpaw
Butler Solar Farm
Butler
Sandhills
Wansley
Addison
Harris
Franklin
Decatur Parkway
Decatur County
Stanton
Oleander

Reflects facilities owned, under construction or under contract for purchase as of October 31, 2016

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus Supplement, the accompanying Prospectus or any written communication from the Company or the underwriters specifying the final terms of the offering. Neither the Company nor any underwriter takes any responsibility for, nor can it provide any assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement, the accompanying Prospectus and any written communication from the Company or the underwriters specifying the final terms of the offering is an offer to sell only the Series 2016E Senior Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement, the accompanying Prospectus and any written communication from the Company or the underwriters specifying the final terms of the offering is current only as of its respective date.
______________________

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements. Forward-looking statements include, among other things, statements concerning expected sales under power purchase agreements, completion of acquisitions and construction projects and estimated capital expenditures. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” or “continue” or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

•
the impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, environmental laws regulating emissions, discharges and disposal to air, water and land, and also changes in tax and other laws and regulations to which the Company or its subsidiaries are subject, as well as changes in application of existing laws and regulations;

•	current and future litigation, regulatory investigations, proceedings or inquiries, including, without limitation, Internal Revenue Service and state tax audits;

•	the effects, extent and timing of the entry of additional competition in the markets in which the Company or its subsidiaries operate;

•
variations in demand for electricity, including those relating to weather, the general economy and recovery from the last recession, population and business growth (and declines), the effects of energy conservation and efficiency measures, including from the development and deployment of alternative energy sources such as self-generation and distributed generation technologies, and any potential economic impacts resulting from federal fiscal decisions;

•	available sources and costs of fuels;

•	effects of inflation;

•
the ability to control costs and avoid cost overruns during the development and construction of generating facilities, to construct facilities in accordance with the requirements of permits and licenses and to satisfy any operational and environmental performance standards, including the requirements of tax credits and other incentives;

•	advances in technology;

•	state and federal rate regulations;

•	the ability to successfully operate generating facilities and the successful performance of necessary corporate functions;

•	internal restructuring or other restructuring options that may be pursued;

•	potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;

•	the ability of counterparties of the Company or its subsidiaries to make payments as and when due and to perform as required;

•	the ability to obtain new short- and long-term contracts with wholesale customers;

•	the direct or indirect effect on the Company’s business resulting from cyber intrusion or terrorist incidents and the threat of terrorist incidents;

•	interest rate fluctuations and financial market conditions and the results of financing efforts;

•	changes in the Company’s credit ratings, including impacts on interest rates, access to capital markets and collateral requirements;

•	the impacts of any sovereign financial issues, including impacts on interest rates, access to capital markets, impacts on currency exchange rates, counterparty performance and the economy in general;

•	the ability of the Company to obtain additional generating capacity (or sell excess generating capacity) at competitive prices;

•	catastrophic events such as fires, earthquakes, explosions, floods, hurricanes and other storms, droughts, pandemic health events such as influenzas or other similar occurrences;

•	the direct or indirect effects on the Company’s business resulting from incidents affecting the U.S. electric grid or operation of generating resources;

•	the effect of accounting pronouncements issued periodically by standard-setting bodies; and

•
other factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and in other reports filed by the Company from time to time with the Securities and Exchange Commission (the “Commission”).

The Company expressly disclaims any obligation to update any forward-looking statements.
RISK FACTORS
Investing in the Series 2016E Senior Notes involves risk. Please see the risk factors in the Form 10-K, which is incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

THE COMPANY
Southern Power Company is a corporation organized under the laws of the State of Delaware on January 8, 2001. The principal executive offices of the Company are located at 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, and the telephone number is (404) 506-5000.
Business and Strategy
The Company is a wholly-owned subsidiary of The Southern Company (“Southern”) and an operating public utility. The Company and its subsidiaries construct, acquire, own and manage power generation assets, including renewable energy projects, and sell electricity at market-based rates in the wholesale market. The electricity from the natural gas and biomass generating facilities owned by the Company and its subsidiaries is primarily sold under long-term, fixed price capacity contracts both with unaffiliated wholesale purchasers as well as with Southern’s traditional operating companies. As a general matter, substantially all of these power purchase agreements (“PPAs”) provide that the purchasers are responsible for either procuring the fuel or reimbursing the Company or its applicable subsidiary for the cost of fuel relating to the energy delivered under such PPAs. To the extent a particular generating facility does not meet the operational requirements contemplated in the PPAs, the Company or its applicable subsidiary may be responsible for excess fuel costs. With respect to fuel transportation risk, most of these PPAs provide that the counterparties are responsible for transporting the fuel to the particular generating facility. The Company’s and its subsidiaries’ electricity sales from solar and wind generating facilities are also through long-term PPAs, which include contracts for differences that provide the owner of the renewable facility a certain fixed price for electricity sold to the grid; however, these solar and wind PPAs do not have a capacity charge and customers purchase the energy output of a dedicated renewable facility through an energy charge. The Company’s and its subsidiaries’ business activities are not subject to the traditional state regulation of utilities but are subject to regulation by the Federal Energy Regulatory Commission (the “FERC”).
The following is a chart of Southern’s operating companies, including the Company, and its service company:

The Company calculates an investment coverage ratio which represents the ratio of investment under contract to total investment using the respective generation facilities’ net book value (or expected in-service value for facilities under construction or being acquired) as the investment amount. At September 30, 2016, taking into account the PPAs and capacity from projects listed under “— Generating Facilities — Under Development” and “Projects Under Development” below, the investment coverage ratio was 92% through 2020 and 91% through 2025, with an average remaining contract duration of approximately 17 years. See “Power Sales Agreements” below.

Generating Facilities
The Company’s and its subsidiaries’ electric generating facilities operating and under development as of October 31, 2016 are:
Operating

			Nameplate Capacity
Facility	Location	Unit Type(1)	(MWs)
Addison	Thomaston, Georgia	CT	669
Cleveland County	Cleveland County, North Carolina	CT	720
Dahlberg	Jackson County, Georgia	CT	756
Oleander	Cocoa, Florida	CT	791
Rowan	Salisbury, North Carolina	CT	455
Franklin	Smiths, Alabama	CC	1,858
Harris	Autaugaville, Alabama	CC	1,319
Mankato	Mankato, Minnesota	CC	375
Rowan	Salisbury, North Carolina	CC	531
Stanton Unit A	Orlando, Florida	CC	429	(2)
Wansley	Carrollton, Georgia	CC	1,073
Nacogdoches	Sacul, Texas	Biomass	115
Adobe	Kern County, California	Solar	20	(3)
Apex	North Las Vegas, Nevada	Solar	20	(3)
Butler Solar Farm	Taylor County, Georgia	Solar	22
Calipatria	Imperial County, California	Solar	20	(3)
Campo Verde	Imperial County, California	Solar	147	(3)
Cimarron	Springer, New Mexico	Solar	31	(3)
Decatur County	Decatur County, Georgia	Solar	20
Decatur Parkway	Decatur County, Georgia	Solar	84
Desert Stateline	San Bernadino County, California	Solar	299	(3)
Garland	Kern County, California	Solar	205	(3)
Granville	Oxford, North Carolina	Solar	2.5	(3)
Henrietta	King County, California	Solar	102	(3)
Imperial Valley	Imperial County, California	Solar	163	(3)
Lost Hills-Blackwell	Kern County, California	Solar	33	(3)
Macho Springs	Luna County, New Mexico	Solar	55	(3)
Morelos	Kern County, California	Solar	15	(3)
North Star	Fresno County, California	Solar	62	(3)
Pawpaw	Taylor County, Georgia	Solar	30
Sandhills	Taylor County, Georgia	Solar	146
Spectrum	Clark County, Nevada	Solar	30	(3)
Tranquillity	Fresno County, California	Solar	205	(3)
Kay Wind	Kay County, Oklahoma	Wind	299
Grant Wind	Grant County, Oklahoma	Wind	151
Passadumkeag	Penobscot County, Maine	Wind	42
Wake Wind	Crosby and Floyd Counties, Texas	Wind	257	(3)
Total(4)			11,552

Under Development

			Nameplate Capacity
Facility	Location	Unit Type	(MWs)(5)
Mankato	Mankato, Minnesota	CC	345
Butler	Taylor County, Georgia	Solar	103
East Pecos	Pecos County, Texas	Solar	120
Lamesa	Dawson County, Texas	Solar	102
Roserock	Pecos County, Texas	Solar	160	(3)
Rutherford	Rutherford County, North Carolina	Solar	74	(3)
Grant Plains	Grant County, Oklahoma	Wind	147
Total(6)			1,051
_______________________________________

(1)	“CT” means combustion turbine and “CC” means combined-cycle, both fueled primarily by natural gas.

(2)	The capacity shown is the Company’s portion (65%) of the total capacity.

(3)
The capacity shown is 100% of the nameplate capacity for each facility. The Company’s subsidiaries’ have a 90% equity interest in Southern Turner Renewable Energy, LLC (which includes Adobe, Apex, Calipatria, Campo Verde, Cimarron, Granville, Macho Springs, Morelos, Rutherford and Spectrum), a 51% equity interest in various holding companies (which include Garland, Henrietta, Imperial Valley, Lost Hills-Blackwell, North Star, Roserock and Tranquillity), a 66% equity interest in Desert Stateline and a 90.1% equity interest in Wake Wind.

(4)	When taking into consideration the Company’s subsidiaries’ equity portion of the operating solar and wind nameplate capacity, the total nameplate capacity is 11,013 Megawatts (“MWs”).

(5)	Approximate capacity; subject to official rating.

(6)	When taking into consideration the Company’s subsidiaries’ equity portion of the solar nameplate capacity under development, the total nameplate capacity is 965 MWs.
Projects Under Development
As of October 31, 2016, the Company and its subsidiaries had approximately 1,051 MWs of generating capacity under development (or 965 MWs after taking into consideration their equity ownership percentages), significantly all of which is covered by long-term PPAs. The Company expects these facilities to reach commercial operation by December 2016, with Lamesa expected to reach commercial operation in the first quarter of 2017 and the Mankato expansion expected to be completed by June 2019. Total estimated costs for these projects is expected to be approximately $1.4 billion to $1.5 billion, including the applicable acquisition price. In addition, the Company has agreed to acquire, subject to satisfaction of certain closing conditions the following projects for an aggregate purchase price of approximately $1.2 billion:

•
51% ownership interest (through 100% ownership of the class A membership interests entitling the Company to 51% of all cash distributions and most of the federal tax benefits) in a 100-MW solar facility in Nevada covered with a 20-year PPA, which is expected to close in November 2016;

•
100% ownership interests in two wind facilities in Texas totaling 299 MWs, the majority of which is contracted under PPAs for the first 12 to 14 years of operation and are expected to close before the end of 2016; and

•	100% ownership interest in a 275-MW wind facility in Texas, the majority of which is contracted under a 12-year PPA and is expected to close in January 2017.
See “ — Capital Requirements” below for additional information.
Power Sales Agreements
The Company’s and its subsidiaries’ electricity sales from natural gas and biomass generating units are primarily through long-term PPAs that consist of two types of agreements. The first type, referred to as a unit or block sale, is a customer purchase from a dedicated generating unit where all or a portion of the generation from that unit is reserved for that customer. The Company or its applicable subsidiary typically has the ability to serve the unit or block sale customer from an alternate resource. The second type, referred to as requirements service, provides that the Company or its applicable subsidiary serve the customer’s capacity and energy requirements from a combination of the customer’s own generating units and from Company or subsidiary resources not dedicated to serve unit or block sales. The Company or its applicable subsidiary has rights to purchase power provided by the requirements customers’ resources when economically viable.
The Company’s and its subsidiaries’ electricity sales from solar and wind generating facilities are also through long-term PPAs, which include contracts for differences that provide the owner of the renewable facility a certain fixed price for the electricity sold to the grid; however, these solar and wind PPAs do not have a capacity charge and customers purchase the energy output of a dedicated renewable facility through an energy charge. As a result, the Company's and its subsidiaries’ ability to recover fixed and variable operation and maintenance expenses is dependent upon the level of energy generated from these facilities, which can be impacted by weather conditions, equipment performance and other factors.
The following tables set forth the Company’s and its subsidiaries’ existing PPAs as of October 31, 2016:
Block Sales PPAs

Facility/Source	Counterparty	Megawatts	Contract Term
Addison Unit 1	MEAG Power	152	through April 2029
Addison Units 2 and 4	Georgia Power Company	293	through May 2030
Addison Unit 3	Georgia Energy Cooperative	151	through May 2030
Cleveland County Unit 1	NCEMC(1)	45-180	through December 2036
Cleveland County Unit 2	NCEMC(1)	180	through December 2036
Cleveland County Unit 3	NCMPA1(2)	183	through December 2031
Dahlberg Units 1, 3 and 5	Cobb EMC	224	through December 2026
Dahlberg Units 2, 6, 8 and 10	Georgia Power Company	298	through May 2025
Dahlberg Unit 4	Georgia Power Company	73	through May 2030
Franklin Unit 1	Duke Energy Florida	434	through May 2021
Franklin Unit 2	Morgan Stanley Capital Group	250	through Dec. 2025
Franklin Unit 2	Jackson EMC	60-65	through December 2035
Franklin Unit 2	GreyStone Power Corporation	35-40	through December 2035
Franklin Unit 2	Cobb EMC	53	through December 2016
Franklin Unit 2	Cobb EMC	100	Jan. 2017 – Dec. 2026
Franklin Unit 3	Exelon	100	through December 2016
Franklin Unit 3	Cargill	50	through December 2016
Franklin Unit 3	Morgan Stanley Capital Group	200	Jan. 2017 – Dec. 2027
Harris Unit 1	Georgia Power Company	638	through May 2030
Harris Unit 2	Georgia Power Company	631	through May 2019
Harris Unit 2	AMEA(3)	25	Jan. 2020 - Dec. 2025
Mankato	Northern States Power	375	through June 2026
Mankato	Northern States Power	345	June 2019 - May 2039
Nacogdoches	City of Austin, Texas	100	through May 2032
NCEMC PPA(4)	EnergyUnited	100	through December 2021
Oleander Units 2, 3 and 4	Seminole Electric Cooperative	465	through May 2021
Oleander Unit 5	Florida Municipal Power Agency	157	through December 2027
Rowan CT Unit 1	NCMPA1(2)	150	through December 2030
Rowan CT Unit 3	Energy United	113	through December 2023
Rowan CC Unit 4	EnergyUnited	0-328	through December 2025
Rowan CC Unit 4	Duke Energy Progress, Inc.	150	through December 2019
Rowan CC Unit 4	Century Aluminum (5)	154	through December 2018
Stanton Unit A	Orlando Utilities Commission	341	through September 2033
Stanton Unit A	Florida Municipal Power Agency	85	through September 2033
Wansley Unit 6	Georgia Power Company	570	through May 2017
_______________________________________

(1)	North Carolina Electric Membership Corporation (“NCEMC”).

(2)	North Carolina Municipal Power Agency 1 (“NCMPA1”).

(3)	Alabama Municipal Electric Authority (“AMEA”). AMEA will be served by Plant Franklin Unit 1 from January 2018 through December 2019.

(4)	Represents sale of power purchased from NCEMC under a PPA. See “Purchased Power” below.

(5)	Century Aluminum PPA is partially served from Franklin 3 in 2017.
Requirements Services PPAs

Counterparty	Megawatts		Contract Term
Nine Georgia EMCs	223-456	(1)	through December 2024
Sawnee EMC	116-559	(1)	through December 2027
Cobb EMC	0-316	(1)	through December 2026
Flint EMC	128-257	(1)	through December 2024
City of Dalton, Georgia	—	(1)	through December 2017
EnergyUnited	0-328	(1)	through December 2025
_______________________________________

(1)	Represents a range of forecasted incremental capacity needs over the contract term.
Solar/Wind PPAs

Facility	Counterparty	Megawatts(1)	Contract Term
Solar
Adobe(2)	Southern California Edison Company	20	through May 2034
Apex(2)	Nevada Power Company	20	through December 2037
Butler	Georgia Power Company	100	Dec. 2016 - Dec. 2046
Butler Solar Farm	Georgia Power Company	20	through February 2036
Calipatria(2)	San Diego Gas & Electric Company	20	through February 2036
Campo Verde(2)	San Diego Gas & Electric Company	139	through September 2033
Cimarron(2)	Tri-State Generation and Transmission Association, Inc.	30	through November 2035
Decatur County	Georgia Power Company	19	through December 2035
Decatur Parkway	Georgia Power Company	80	through December 2040
Desert Stateline(3)	Southern California Edison Company	300	through August 2036
East Pecos	Austin Energy	119	Jan. 2017 - Dec. 2031
Garland(4)	Southern California Edison Company	20	through September 2036
Garland(4)	Southern California Edison Company	180	through October 2031
Granville(2)	Duke Energy Progress, Inc.	2.5	through November 2032
Henrietta(4)	Pacific Gas & Electric Company	100	through September 2036
Imperial Valley(4)	San Diego Gas & Electric Company	150	through Nov. 2039
Lamesa	City of Garland	103	April 2017 - March 2032
Lost Hills-Blackwell(4)	City of Roseville & Pacific Gas & Electric Company	32	through Dec. 2043
Macho Springs(2)	El Paso Energy	50	through May 2034
Morelos(2)	Pacific Gas & Electric Company	15	through February 2036
North Star(4)	Pacific Gas & Electric Company	60	through June 2035
Pawpaw	Georgia Power Company	30	through March 2046
Roserock(4)	Austin Energy	157	Nov. 2016 - Oct. 2036
Rutherford(2)	Duke Energy Carolinas	75	Jan. 2017 - Dec. 2031
Sandhills	Cobb EMC	111	through Dec. 2041
Sandhills	Flint EMC	15	through Dec. 2041

Solar/Wind PPAs (continued)
Facility	Counterparty	Megawatts(1)	Contract Term
Sandhills	Sawnee EMC	15	through Dec. 2041
Sandhills	Middle GA and Irwin EMC	2	through Dec. 2041
Spectrum(2)	Nevada Power Company	30	through December 2038
Tranquillity(4)	Shell Energy North America (US), LP	204	through November 2019
Tranquillity(4)	Southern California Edison Company	204	Dec. 2019 - Nov. 2034
Wind
Grant Plains	Oklahoma Municipal Power Authority	41	Jan. 2020 - Dec. 2039
Grant Plains	Steelcase Inc.	25	Jan. 2017 - Dec. 2028
Grant Plains	Allianz Risk Transfer (Bermuda) Ltd.	81 - 122	April 2017 - March 2027
Grant Wind	East Texas Electric Cooperative	50	through March 2036
Grant Wind	Northeast Texas Electric Cooperative	50	through March 2036
Grant Wind	Western Farmers Electric Cooperative	50	through March 2036
Kay Wind	Westar Energy Inc.	199	through September 2036
Kay Wind	Grand River Dam Authority	100	through December 2035
Passadumkeag	Western Massachusetts Electric Company	40	through June 2031
Wake Wind(5)	Equinix Enterprises, Inc.	100	through October 2028
Wake Wind(5)	Owens Corning	125	through October 2028
_______________________________________
(1) Megawatts shown are for 100% of the PPA, which is based on the demonstrated capacity of the facility.
(2) The Company’s subsidiary’s equity interest in these facilities is 90%.
(3) The Company’s subsidiary’s equity interest in this facility is 66%.
(4) The Company’s subsidiary’s equity interest in these facilities is 51%.
(5) The Company’s subsidiary’s equity interest in this facility is 90.1%.

Purchased Power

Facility	Counterparty	Megawatts	Contract Term
NCEMC	NCEMC	100	through December 2021
The Company and its subsidiaries have attempted to insulate themselves from significant fuel supply, fuel transportation and electric transmission risks by generally making such risks the responsibility of the counterparties to the applicable PPAs. Capacity charges that form part of the PPA payments are designed to recover fixed and variable operation and maintenance costs based on dollars-per-kilowatt year. In general, to reduce the Company’s and its subsidiaries’ exposure to certain operation and maintenance costs, they have long-term service agreements for the purpose of securing maintenance support for substantially all of their generating facilities.
Many of the Company’s and its subsidiaries’ PPAs have provisions that require the Company, its subsidiary or the counterparty to post collateral or an acceptable substitute guarantee in the event that the credit ratings of the respective company are downgraded to an unacceptable credit rating, or if the counterparty is not rated or fails to maintain a minimum coverage ratio.
Capital Requirements
The Company’s construction program includes estimates for potential plant acquisitions, new construction, capital improvements, and work to be performed under long-term service agreements, and is subject to periodic review and revision. Planned expenditures for plant acquisitions may vary materially due to market opportunities and the Company’s ability to execute its growth strategy. Capital expenditures for the Company are currently estimated to total approximately $4.5 billion for 2016, primarily for acquisitions and/or construction of new generating facilities. Capital expenditures for the Company are currently estimated to total approximately $1.6 billion annually for 2017 through 2021. Actual capital costs may vary from these estimates because of numerous factors such as: changes in business conditions; changes in the expected environmental compliance program; changes in environmental statutes and regulations; the outcome of any legal challenges to the environmental rules; changes in FERC rules and regulations; changes in load projections; changes in legislation; the cost and efficiency of construction labor, equipment, and materials; project scope and design changes; and the cost of capital.
SELECTED FINANCIAL INFORMATION
The following selected financial data for the years ended December 31, 2011 through December 31, 2015 has been derived from the Company’s audited consolidated financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data for the nine months ended September 30, 2016 has been derived from the Company’s unaudited consolidated financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Except as specifically noted below, the information set forth below does not reflect the issuance of the Series 2016E Senior Notes offered hereby, the proposed issuance of the Series 2016D Senior Notes or the Series 2016F Senior Notes or the use of proceeds therefrom. See “Use of Proceeds” in this Prospectus Supplement.

	Year Ended December 31,					Nine Months Ended September 30,
	2011	2012	2013	2014	2015	2016(1)
	(Millions, except ratios)
Operating Revenues	$1,236	$1,186	$1,275	$1,501	$1,390	$1,189
Earnings Before Income Taxes	238	268	211	172	250	187
Net Income Attributable to Southern Power Company	162	175	166	172	215	315
Ratio of Earnings to Fixed Charges(2)	3.34	4.09	3.47	2.97	3.45	2.08

	Capitalization As of September 30, 2016
	(Millions, except percentages)
Common Stockholder’s Equity(3)	$3,405	38.5%
Securities Due Within One Year	60	0.7%
Notes Payable(4)	828	9.4%
Long-Term Debt(5)	4,548	51.4%
Total	$8,841	100.0%
_______________________________________

(1)	Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2016 do not necessarily indicate operating results for the entire year.

(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” the interest component of rental expense and the amortization of capitalized interest, adjusted for the pre-tax net income / loss from non-controlling interest of subsidiaries that have not incurred fixed charges; and (ii) “Fixed Charges” consist of interest expense (which includes amortized premiums, discounts and capitalized expenses related to indebtedness), capitalized interest and the interest component of rental expense.

(3)	Does not include redeemable and nonredeemable noncontrolling interest of $1.1 billion.

(4)
Represents borrowings under credit agreements (“the Project Credit Facilities”) entered into by indirect subsidiaries of the Company, which are non-recourse to the Company, in connection with the construction of solar facilities by RE Tranquillity LLC (“Tranquillity”), RE Roserock LLC and RE Garland Holdings LLC. Does not reflect additional borrowings of $5 million incurred under the Project Credit Facilities subsequent to September 30, 2016 and prior to November 9, 2016.

(5)	Includes approximately $4.2 billion of senior notes, net of unamortized issuance costs.
USE OF PROCEEDS
An amount equal to the net proceeds of the Series 2016E Senior Notes will be allocated to renewable energy generation projects (“Eligible Green Projects”). Eligible Green Projects include financing of, or investments in, solar and wind power generation facilities located in the United States. Eligible Green Projects will include (i) existing projects with disbursements during the 12 months preceding the issue date of the Series 2016E Senior Notes and (ii) projects with disbursements to be made following the issue date of the Series 2016E Senior Notes up to the maturity date of the Series 2016E Senior Notes.
Pending the allocation of the net proceeds of the Series 2016E Senior Notes to Eligible Green Projects, a portion of the net proceeds will be used by the Company to pay a portion of its outstanding short-term indebtedness, which aggregated approximately $103 million as of November 9, 2016, and/or to temporarily invest in cash, cash equivalents, investment grade securities or other marketable securities and short-term instruments.
Within one year of issuance of the Series 2016E Senior Notes, the Company will provide an update on a dedicated webpage (which will be available to investors in the future) regarding the allocation of the net proceeds of the Series 2016E Senior Notes to Eligible Green Projects, detailing, at a minimum, the Eligible Green Projects funded by the net proceeds, together with ongoing reporting of key environmental features of such Eligible Green Projects. The webpage will also contain (i) an assertion by management that the net proceeds of the Series 2016E Senior Notes were allocated to qualifying Eligible Green Projects, and (ii) an attestation report from an independent accountant in respect of the independent accountant’s examination of management’s assertion conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. If the net proceeds are not fully allocated within one year of issuance, the Company will continue to update the website and provide the annual report from the independent accountant until the net proceeds are fully allocated.
Payment of principal of and interest on the Series 2016E Senior Notes will be made from the Company’s general funds and will not be directly linked to the performance of any Eligible Green Projects. Moreover, no assurance can be provided that the energy generated by an Eligible Green Project will be sold or otherwise used to serve any particular electric service customer and the Company reserves the right to sell such energy or the associated environmental attributes to third parties.
DESCRIPTION OF THE SERIES 2016E SENIOR NOTES
Set forth below is a description of the specific terms of the Series 2016E 2.500% Senior Notes due December 15, 2021 (the “Series 2016E Senior Notes”). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption “Description of the Senior Notes.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of June 1, 2002, as supplemented (the “Senior Note Indenture”), between the Company and Wells Fargo Bank, National Association (as successor to The Bank of New York Mellon (formerly known as The Bank of New York)), as trustee (the “Senior Note Indenture Trustee”).
General
The Series 2016E Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series 2016E Senior Notes will initially be issued in the aggregate principal amount of $300,000,000. The Company may, at any time and without the consent of the holders of the Series 2016E Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series 2016E Senior Notes (except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, together with the Series 2016E Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.
Unless earlier redeemed, the entire principal amount of the Series 2016E Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on December 15, 2021. The Series 2016E Senior Notes are not subject to any sinking fund provision. The Series 2016E Senior Notes are available for purchase in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Interest
Each Series 2016E Senior Note will bear interest at the rate of 2.500% per year (the “Securities Rate”) from the date of original issuance, payable semiannually in arrears on June 15 and December 15 of each year (each, an “Interest Payment Date”) to the person in whose name such Series 2016E Senior Note is registered at the close of business on the fifteenth calendar day prior to such Interest Payment Date (whether or not a Business Day). The initial Interest Payment Date is June 15, 2017. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series 2016E Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. “Business Day” means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee’s corporate trust office is closed for business.

Ranking
The Series 2016E Senior Notes will be direct, unsecured and unsubordinated obligations of the Company, ranking equally with all other unsecured and unsubordinated obligations of the Company from time to time outstanding. The Series 2016E Senior Notes will be effectively subordinated to all secured indebtedness of the Company and any potential claims of creditors of the Company’s subsidiaries. At September 30, 2016, the Company had no outstanding secured indebtedness and no outstanding secured indebtedness at its subsidiaries other than $828 million of indebtedness under the Project Credit Facilities. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company or its subsidiaries.
Optional Redemption
At any time and from time to time prior to November 15, 2021, the Series 2016E Senior Notes will be subject to redemption at the option of the Company, in whole or in part upon not less than 30 nor more than 60 days’ notice, at redemption prices equal to the greater of (i) 100% of the principal amount of the Series 2016E Senior Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Series 2016E Senior Notes being redeemed (not including any portion of such payments of interest accrued to the redemption date) discounted (for purposes of determining present value) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield (as defined below) plus 15 basis points, plus, in each case, accrued and unpaid interest on the Series 2016E Senior Notes being redeemed to the redemption date. At any time and from time to time on or after November 15, 2021, the Series 2016E Senior Notes will be subject to redemption at the option of the Company in whole or in part upon not less than 15 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Series 2016E Senior Notes being redeemed plus accrued and unpaid interest on the Series 2016E Senior Notes being redeemed to the redemption date.
“Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series 2016E Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series 2016E Senior Notes.
“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (ii) if the Company obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means an independent investment banking institution of national standing appointed by the Company.
“Reference Treasury Dealer” means a primary U.S. Government securities dealer in the United States appointed by the Company.
“Reference Treasury Dealer Quotation” means, with respect to a Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day in New York City preceding such redemption date).
If notice of redemption is given as aforesaid, the Series 2016E Senior Notes so to be redeemed will, on the redemption date, become due and payable at the applicable redemption price described above together with any accrued and unpaid interest thereon, and from and after such date (unless the Company has defaulted in the payment of such redemption price and accrued interest) such Series 2016E Senior Notes shall cease to bear interest. If any Series 2016E Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the redemption date at the Securities Rate. See “Description of the Senior Notes — Events of Default” in the accompanying Prospectus.
Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series 2016E Senior Notes by tender, in the open market or by private agreement.

Information Concerning the Senior Note Indenture Trustee
The Company and certain of its affiliates maintain deposit accounts and banking relationships with Wells Fargo Bank, National Association. Wells Fargo Bank, National Association and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of certain affiliates of the Company are outstanding.
Book-Entry Only Issuance — The Depository Trust Company
The Depository Trust Company (“DTC”) will act as the initial securities depository for the Series 2016E Senior Notes. The Series 2016E Senior Notes will be issued only as fully-registered securities registered in the name of Cede & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series 2016E Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series 2016E Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC. Investors may hold interests in the Series 2016E Senior Notes through DTC if they are participants in DTC or indirectly through organizations that are participants in DTC, including Euroclear Bank S.A./N.V., as operator of the Euroclear system, or Clearstream Banking, société anonyme, Luxembourg (“Clearstream”).
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com. The contents of such website do not constitute part of this Prospectus Supplement.
Purchases of Series 2016E Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series 2016E Senior Notes on DTC’s records. The ownership interest of each actual purchaser of each Series 2016E Senior Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners, however, are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series 2016E Senior Notes. Transfers of ownership interests in the Series 2016E Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series 2016E Senior Notes, except in the event that use of the book-entry system for the Series 2016E Senior Notes is discontinued.
To facilitate subsequent transfers, all Series 2016E Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series 2016E Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series 2016E Senior Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Series 2016E Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Redemption notices will be sent to DTC. If less than all of the Series 2016E Senior Notes are being redeemed, DTC’s practice is to determine by lot the amount of interest of each Direct Participant in such Series 2016E Senior Notes to be redeemed.

Although voting with respect to the Series 2016E Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Series 2016E Senior Notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Series 2016E Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).
Payments on the Series 2016E Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.
Except as provided herein, a Beneficial Owner of a global Series 2016E Senior Note will not be entitled to receive physical delivery of Series 2016E Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series 2016E Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series 2016E Senior Note.
DTC may discontinue providing its services as securities depository with respect to the Series 2016E Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series 2016E Senior Notes certificates will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) with respect to the Series 2016E Senior Notes. The Company understands, however, that under current industry practices, DTC would notify its Direct and Indirect Participants of the Company’s decision, but will only withdraw beneficial interests from a global Series 2016E Senior Note at the request of each Direct or Indirect Participant. In that event, certificates for the Series 2016E Senior Notes will be printed and delivered to the applicable Direct or Indirect Participant.
The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor any underwriter takes any responsibility for the accuracy thereof. Neither the Company nor any underwriter has any responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.
Global Clearance and Settlement Procedures
Secondary market trading between Clearstream participants and/or Euroclear system participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and the Euroclear system, as applicable.
Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream participants or Euroclear system participants on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear system participants may not deliver instructions directly to their respective U.S. Depositaries.
Because of time-zone differences, credits of Series 2016E Senior Notes received in Clearstream or the Euroclear system as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Series 2016E Senior Notes settled during such processing will be reported to the relevant Euroclear system participant or Clearstream participant on such business day. Cash received in Clearstream or the Euroclear system as a result of sales of the Series 2016E Senior Notes by or through a Clearstream participant or a Euroclear system participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or the Euroclear system cash account only as of the business day following settlement in DTC.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following summary describes certain United States (“U.S.”) federal income tax considerations relevant to the acquisition, ownership and disposition of the Series 2016E Senior Notes, and insofar as it relates to matters of U.S. federal income tax laws and regulations or legal conclusions with respect thereto, constitutes the opinion of the Company’s tax counsel, Troutman Sanders LLP. The following discussion does not purport to be a complete analysis of all potential U.S. federal income tax considerations. This discussion only applies to Series 2016E Senior Notes that are held as capital assets, within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and that are purchased in the initial offering at the initial offering price, by Non-U.S. Holders (as defined below). This summary is based on the Code, administrative pronouncements, judicial decisions and regulations of the Treasury Department, changes to any of which subsequent to the date of this Prospectus Supplement may affect the tax consequences described herein. This discussion does not describe all of the U.S. federal income tax considerations that may be relevant to Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special rules, such as certain financial institutions, tax-exempt organizations, insurance companies, “controlled foreign corporations”, “passive foreign investment companies”, partnerships or other pass-through entities for U.S. federal income tax purposes, traders or dealers in securities or commodities, persons holding Series 2016E Senior Notes as part of a hedge or other integrated transaction, or certain former citizens or residents of the U.S.
The Company has not and will not seek any rulings or opinions from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of the Series 2016E Senior Notes or that any such position would not be sustained.
For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of a Series 2016E Senior Note (other than a partnership) that, for U.S. federal income tax purposes, is not (i) an individual that is a citizen or resident of the U.S.; (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized under the laws of the U.S., any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the U.S. is able to exercise primary control over its administration and one or more U.S. persons, within the meaning of section 7701(a)(30) of the Code (a “U.S. Person”), have the authority to control all substantial decisions of such trust, or (B) the trust has made an election under the applicable Treasury regulations to be treated as a U.S. Person. If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, beneficially owns the Series 2016E Senior Notes, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially own the Series 2016E Senior Notes should consult their tax advisors as to the particular U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of the Series 2016E Senior Notes applicable to them.
Interest
It is anticipated, and this discussion assumes, that the Series 2016E Senior Notes will not be issued with more than a de minimis amount of original issue discount. Except if interest on the Series 2016E Senior Notes is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, and subject to the FATCA summary below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on payments of interest on the Series 2016E Senior Notes provided that such Non-U.S. Holder (A) does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote, (B) is not a controlled foreign corporation that is related to the Company directly or constructively through stock ownership, (C) is not a bank receiving such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (D) satisfies certain certification requirements. Such certification requirements will be met if (x) the Non-U.S. Holder provides its name and address, and certifies on an IRS Form W-8BEN or IRS Form W-8BEN-E (or a substantially similar form), under penalties of perjury, that it is not a U.S. Person or (y) a securities clearing organization or certain other financial institutions holding the Series 2016E Senior Notes on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes the Company or its paying agent with a copy thereof. In addition, the Company or its paying agent must not have actual knowledge or reason to know that the beneficial owner of the Series 2016E Senior Notes is a U.S. Person.
If interest on the Series 2016E Senior Notes is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S., but such Non-U.S. Holder does not satisfy the other requirements outlined in the preceding paragraph, interest on the Series 2016E Senior Notes generally will be subject to U.S. withholding tax at a 30% rate (or a lower applicable treaty rate).

If interest on the Series 2016E Senior Notes is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the U.S., or, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the U.S., the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis at the rate applicable to U.S. Persons generally (and, with respect to corporate Non-U.S. Holders, may also be subject to a 30% branch profits tax (or a lower applicable treaty branch profits tax rate)). If interest is subject to U.S. federal income tax on a net income basis in accordance with these rules, such interest payments will not be subject to U.S. withholding tax if the Non-U.S. Holder provides the Company or its paying agent with the appropriate documentation (generally an IRS Form W-8ECI).
Sale or Other Taxable Disposition of the Series 2016E Senior Notes
Subject to the FATCA summary below, a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax with respect to gain, if any, recognized on the sale or other taxable disposition of the Series 2016E Senior Notes. A Non-U.S. Holder will also generally not be subject to U.S. federal income tax with respect to such gain, unless (i) the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the U.S., or, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the U.S., or (ii) in the case of a Non-U.S. Holder that is a nonresident alien individual, such Non-U.S. Holder is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied. In the case described in (i) above, gain or loss recognized on the disposition of such Series 2016E Senior Notes generally will be subject to U.S. federal income taxation in the same manner as if such gain or loss were recognized by a U.S. Person, and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to the branch profits tax at a rate of 30% (or a lower applicable treaty branch profits tax rate). In the case described in (ii) above, the Non-U.S. Holder will be subject to a 30% tax on any capital gain recognized on the disposition of the Series 2016E Senior Notes (after being offset by certain U.S. source capital losses).
Information Reporting and Backup Withholding
Information returns will be filed annually with the IRS in connection with the Company’s payment of interest on the Series 2016E Senior Notes. Copies of these information returns may also be made available under the provisions of a specific tax treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. Person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the Series 2016E Senior Notes, and the Non-U.S. Holder may be subject to backup withholding tax (currently at a rate of 28%) on payments of interest on the Series 2016E Senior Notes or on the proceeds from a sale or other disposition of the Series 2016E Senior Notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-U.S. Holder may be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability or may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act Withholding
Under the “Foreign Account Tax Compliance Act” (“FATCA”) and additional guidance issued by the IRS, a U.S. federal withholding tax of 30% generally will apply to (1) interest on a debt obligation and (2) the gross proceeds, including the return of principal, from the sale or other disposition, including redemptions, after December 31, 2018 of a debt obligation, in each case paid to (i) a foreign financial institution (as a beneficial owner or as an intermediary), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), or (ii) a foreign entity that is not a financial institution (as a beneficial owner or as an intermediary), unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. Person who directly or indirectly owns more than 10% of the entity. The Company will not pay any additional amounts to “gross up” payments to holders as a result of any withholding or deduction for such taxes. Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the FATCA withholding rules on their investment in the Series 2016E Senior Notes.
Persons considering the purchase of Series 2016E Senior Notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Furthermore, this discussion does not describe the effect of U.S. federal estate and gift tax laws or the effect of any applicable foreign, state or local law.

UNDERWRITING
Subject to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”), the Company has agreed to sell to each of the underwriters named below (the “Underwriters”) for whom Barclays Capital Inc., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc., Scotia Capital (USA) Inc. and U.S. Bancorp Investments, Inc. are acting as representatives (the “Representatives”) and each of the Underwriters has severally agreed to purchase from the Company the principal amount of the Series 2016E Senior Notes set forth opposite its name below:

Underwriters	Principal Amount of Series 2016E Senior Notes
Barclays Capital Inc.	$33,600,000
BNP Paribas Securities Corp.	33,600,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	33,600,000
Mizuho Securities USA Inc.	33,600,000
Scotia Capital (USA) Inc.	33,600,000
U.S. Bancorp Investments, Inc.	33,600,000
BB&T Capital Markets, a division of BB&T Securities, LLC	12,480,000
CIBC World Markets Corp.	12,480,000
Fifth Third Securities, Inc.	12,480,000
PNC Capital Markets LLC	12,480,000
TD Securities (USA) LLC	12,480,000
Loop Capital Markets LLC	9,000,000
The Williams Capital Group, L.P.	9,000,000
Blaylock Beal Van, LLC	6,000,000
CastleOak Securities, L.P.	6,000,000
Mischler Financial Group, Inc.	6,000,000
Total	$300,000,000
The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series 2016E Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the Series 2016E Senior Notes offered hereby, if any of the Series 2016E Senior Notes are purchased.
The Underwriters propose to offer the Series 2016E Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the Series 2016E Senior Notes to certain dealers at such price less a concession not in excess of 0.350% of the principal amount per Series 2016E Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount per Series 2016E Senior Note. After the initial public offering, the offering price and other selling terms may be changed.
The Series 2016E Senior Notes are a new issue of securities with no established trading market. The Series 2016E Senior Notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the Series 2016E Senior Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series 2016E Senior Notes or that an active public market for the Series 2016E Senior Notes will develop. If an active public trading market for the Series 2016E Senior Notes does not develop, the market price and liquidity of the Series 2016E Senior Notes may be adversely affected.
The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The Company’s expenses associated with the offer and sale of the Series 2016E Senior Notes (not including the underwriting discount) are estimated to be $325,000.
The Company has agreed with the Underwriters that, during the period of 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series 2016E Senior Notes, any security convertible into, exchangeable into or exercisable for the Series 2016E Senior Notes or any debt securities substantially similar to the Series 2016E Senior Notes (except for the Series 2016E Senior Notes issued pursuant to the Underwriting Agreement, the Series 2016D Senior Notes and the Series 2016F Senior Notes), without the prior written consent of the Representatives. This agreement does not apply to issuances of commercial paper or other debt securities with scheduled maturities of less than one year.
In order to facilitate the offering of the Series 2016E Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series 2016E Senior Notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the Series 2016E Senior Notes for their own accounts. In addition, to cover over-allotments or to stabilize the price of the Series 2016E Senior Notes, the Underwriters may bid for, and purchase, Series 2016E Senior Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to the Underwriters or dealers for distributing Series 2016E Senior Notes in this offering, if the Underwriters repurchase previously distributed Series 2016E Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series 2016E Senior Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time without notice.
In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.
Neither the Company nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series 2016E Senior Notes. In addition, neither the Company nor any Underwriter makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.
Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, corporate trust and other commercial dealings in the ordinary course of business with the Company and its affiliates, for which they have received and will receive customary compensation.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with the Company routinely hedge, and certain other of those Underwriters may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Series 2016E Senior Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Series 2016E Senior Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Each of Loop Capital Markets LLC and The Williams Capital Group, L.P. has entered into a referral agreement with Northern Trust Securities, Inc., a Financial Industry Regulatory Authority (“FINRA”) member and subsidiary of Northern Trust Corporation, pursuant to which it will pay a referral fee to Northern Trust Securities, Inc. in connection with this offering.
Selling Restrictions
Canada
Each underwriter has represented and agreed that the Series 2016E Senior Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Series 2016E Senior Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this Prospectus Supplement or the accompanying Prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is or was implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Series 2016E Senior Notes to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the Series 2016E Senior Notes shall require the Company or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
For the purposes of the above, the expression an “offer of the Series 2016E Senior Notes to the public” in relation to any of the Series 2016E Senior Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Series 2016E Senior Notes to be offered so as to enable an investor to decide to purchase or subscribe for any of the Series 2016E Senior Notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
This Prospectus Supplement and the accompanying Prospectus have been prepared on the basis that any offer of the Series 2016E Senior Notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the Series 2016E Senior Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Series 2016E Senior Notes which are the subject of the offering contemplated in this Prospectus Supplement and the accompanying Prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Underwriters have authorized, nor do they authorize, the making of any offer of the Series 2016E Senior Notes in circumstances in which an obligation arises for the Company or the Underwriters to publish a prospectus for such offer.
Hong Kong
Each Underwriter has represented and agreed that the Series 2016E Senior Notes have not been and may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Series 2016E Senior Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Series 2016E Senior Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan
The Series 2016E Senior Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) and accordingly, each Underwriter has represented and agreed that it will not offer or sell any Series 2016E Senior Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese person, or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and all other applicable laws, regulations and governmental guidelines of Japan in effect at the relevant time.  For the purposes of this paragraph, “Japanese person” means any person who is a resident of Japan, including any corporation or other entity organized under the laws of Japan.
Korea
The Series 2016E Senior Notes have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Market Act and its subordinate decrees and regulations (collectively, the “FISCMA”). Each Underwriter has represented and agreed that the Series 2016E Senior Notes may not be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except as otherwise permitted under the applicable laws and regulations of Korea, including the FISCMA and the Foreign Exchange Transaction Law and its subordinate decrees and regulations (collectively, the “FETL”). Without prejudice to the foregoing, the number of the Series 2016E Senior Notes offered in Korea or to a resident in Korea shall be less than 50 and for a period of one year from the issue date of the Series 2016E Senior Notes, none of the Series 2016E Senior Notes may be divided resulting in an increased number of the Series 2016E Senior Notes. Furthermore, the Series 2016E Senior Notes may not be resold to Korean residents unless the purchaser of the Series 2016E Senior Notes complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL) in connection with the purchase of the Series 2016E Senior Notes.
Singapore
This Prospectus Supplement and the accompanying Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has represented and agreed that this Prospectus Supplement and the accompanying Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Series 2016E Senior Notes may not be circulated or distributed, nor may the Series 2016E Senior Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in Section 275(2) of the SFA, pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Series 2016E Senior Notes are subscribed or purchased pursuant to an offer made in reliance on Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Series 2016E Senior Notes under Section 275 except: (1) to an institutional investor pursuant to Section 274 of the SFA or to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Taiwan
Each underwriter has represented and agreed that the Series 2016E Senior Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Series 2016E Senior Notes in Taiwan.
United Arab Emirates
This Prospectus Supplement and the accompanying Prospectus have not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority (the “SCA”) or any

other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE including, without limitation, the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).
This Prospectus Supplement and the accompanying Prospectus are not intended to, and do not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each Underwriter has represented and agreed that the Series 2016E Senior Notes have not been and will not be registered with the SCA or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE regulatory authority or exchange.
The issue and/or sale of the Series 2016E Senior Notes has not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE, and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the Board Decision No. 37 of 2012 Concerning the Regulation of Investment Funds (whether by a Foreign Fund, as defined therein, or otherwise), and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.
United Kingdom
Each Underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Series 2016E Senior Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the 2016E Senior Notes in, from or otherwise involving the United Kingdom.
Conflicts of Interest
Certain of the Underwriters or their affiliates may hold a portion of the short-term indebtedness that the Company intends to repay using a portion of the net proceeds from the sale of the Series 2016E Senior Notes. It is possible that one or more of the Underwriters or their affiliates could receive 5% or more of the net proceeds from the sale of the Series 2016E Senior Notes, and, in that case, such Underwriter would be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. In the event of any such conflict of interest, such Underwriter would be required to conduct the distribution of the Series 2016E Senior Notes in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such Underwriter would not be permitted to confirm a sale of a Series 2016E Senior Note in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
EXPERTS
The consolidated financial statements incorporated in this Prospectus Supplement and the accompanying Prospectus by reference from the Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Southern Power Company

Preference Stock
Senior Notes
Junior Subordinated Notes
We will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.
See “Risk Factors” on page 1 for information on certain risks related to the purchase of securities offered by this Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

August 23, 2016

ABOUT THIS PROSPECTUS
This Prospectus is part of a registration statement filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process under the Securities Act of 1933, as amended (the “1933 Act”). Under the shelf process, Southern Power Company (the “Company”) may sell, in one or more transactions,

●	shares of preference stock (the “Preference Stock”),
●	senior notes (the “Senior Notes”) or
●	junior subordinated notes (the “Junior Subordinated Notes”).
This Prospectus provides a general description of those securities. Each time the Company sells securities, the Company will provide a prospectus supplement that will contain specific information about the terms of that offering (“Prospectus Supplement”). The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement together with the additional information under the heading “Available Information.”
RISK FACTORS
Investing in the Company’s securities involves risk. Please see the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which are incorporated by reference in this Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus.
AVAILABLE INFORMATION
The Company has filed with the Commission a registration statement on Form S-3 (the “Registration Statement,” which term encompasses any amendments to the Registration Statement and exhibits to the Registration Statement) under the 1933 Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, to which reference is made.
The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and in accordance with the 1934 Act files reports and other information with the Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants including the Company that file electronically at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The following documents have been filed with the Commission pursuant to the 1934 Act and are incorporated by reference in this Prospectus and made a part of this Prospectus:
(a) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015;
(b) the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016; and
(c) the Company’s Current Report on Form 8-K dated June 13, 2016.
All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date of filing of such documents; provided, however, that the Company is not incorporating any information furnished under Item 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated by reference in this Prospectus (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference in this Prospectus). Such requests should be directed to Melissa K. Caen, Assistant Secretary, 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, telephone: (404) 506-5000. Certain of these documents are also available on The Southern Company’s website at www.southerncompany.com. The Company is not incorporating the contents of such website into this Prospectus or any Prospectus Supplement.
SOUTHERN POWER COMPANY
The Company is a corporation organized under the laws of the State of Delaware on January 8, 2001. Together with its subsidiaries, the Company is admitted to do business in the States of Alabama, California, Florida, Georgia, Maine, Mississippi, Nevada, New Mexico, North Carolina, Oklahoma, South Carolina and Texas. The principal executive offices of the Company are located at 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, and the telephone number is (404) 506-5000.
The Company is a wholly-owned subsidiary of The Southern Company (“Southern”) and an operating public utility. The Company and its subsidiaries construct, acquire, own and manage generation assets, including renewable energy projects, and sell electricity at market-based rates in the wholesale market. The electricity from the natural gas and biomass generating facilities owned by the Company and its subsidiaries is primarily sold under long-term, fixed price capacity contracts both with unaffiliated wholesale purchasers as well as with Southern’s traditional electric operating companies. The Company’s and its subsidiaries’ electricity sales from solar and wind generating facilities are also through long-term contracts, but do not have a capacity charge. Instead the customers purchase the energy output of a dedicated renewable facility through an energy charge. The Company’s and its subsidiaries’ business activities are not subject to the traditional state regulation of utilities but are subject to regulation by the Federal Energy Regulatory Commission.
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the Ratio of Earnings to Fixed Charges for the periods indicated.

	Year Ended December 31,					Six Months Ended June 30, 2016(1)
	2011	2012	2013	2014	2015
Ratio of Earnings to Fixed Charges(2)	3.34	4.09	3.47	2.97	3.45	1.87

(1)	Due to seasonal variations in the demand for energy, operating results for the six months ended June 30, 2016 do not necessarily indicate operating results for the entire year.
(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” the interest component of rental expense and the amortization of capitalized interest, adjusted for the pre-tax net income/loss from non-controlling interest of subsidiaries that have not incurred fixed charges and (ii) “Fixed Charges” consist of interest expense (which includes amortized premiums, discounts and capitalized expenses related to indebtedness), capitalized interest and the interest component of rental expense.

The Company currently has no preference equity securities outstanding and accordingly has no obligation to pay preference dividends. If the Company issues Preference Stock, the appropriate Ratio of Earnings to Fixed Charges Plus Preference Dividend Requirements will be included in each applicable Prospectus Supplement.
USE OF PROCEEDS
Except as may be otherwise described in an applicable Prospectus Supplement, the net proceeds received by the Company from the sale of the Preference Stock, the Senior Notes or the Junior Subordinated Notes will be used in connection with its growth strategy and continuous construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.
DESCRIPTION OF THE PREFERENCE STOCK
Preference Stock is a proposed class of capital stock of the Company that will rank senior to the Company’s common stock. An amendment to the Company’s Certificate of Incorporation establishing the Preference Stock is required to be submitted for adoption by the stockholders of the Company, and, if adopted, the Company will be authorized to issue

Preference Stock. The Board of Directors will determine the specific terms, rights, preferences, limitations and restrictions of each series of Preference Stock and such provisions will be included in a subsequent amendment to the Company’s Certificate of Incorporation for each series. The Prospectus Supplement for a series of Preference Stock will describe the terms, rights, preferences, limitations and restrictions of the Preference Stock offered by that Prospectus Supplement. A copy of such amendments to the Company’s Certificate of Incorporation will be filed as exhibits to the Registration Statement of which this Prospectus forms a part.
The terms, rights, preferences, limitations and restrictions of the Preference Stock to be determined and set forth in the applicable Prospectus Supplement include, but are not limited to, the following: (i) the total number of shares of Preference Stock authorized to be issued; (ii) the designation of the series; (iii) the total number of shares of a series being offered; (iv) the general or special voting rights of such shares, if any; (v) the price or prices at which shares will be offered and sold; (vi) the dividend rate, period and payment date or method of calculation applicable to the Preference Stock; (vii) the date from which dividends on the Preference Stock accumulate, if applicable; (viii) the mandatory or optional sinking fund, purchase fund or similar provisions, if any; (ix) the dates, prices and other terms of any optional or mandatory redemption; (x) any listing of the shares on a securities exchange; and (xi) any other specific terms, preferences, rights, limitations or restrictions.
DESCRIPTION OF THE SENIOR NOTES
Set forth below is a description of the general terms of the Senior Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Note Indenture, dated as of June 1, 2002, between the Company and Wells Fargo Bank, National Association (as successor to The Bank of New York Mellon (formerly known as The Bank of New York)), as trustee (the “Senior Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Senior Note Indenture establishing the Senior Notes of each series (the Senior Note Indenture, as so supplemented, is referred to as the “Senior Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Senior Notes will include those stated in the Senior Note Indenture and those made a part of the Senior Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the “1939 Act”). Certain capitalized terms used and not defined in this section of the Prospectus are defined in the Senior Note Indenture.
General
The Senior Notes will be issued as unsecured senior debt securities under the Senior Note Indenture and will rank equally with all other unsecured and unsubordinated debt of the Company. The Senior Notes will be effectively subordinated to all existing and future secured debt of the Company and any potential claims of creditors of the Company’s subsidiaries. At June 30, 2016, the Company had no secured debt outstanding and no secured debt at its subsidiaries other than $769,000,000 of indebtedness under credit agreements entered into by indirect subsidiaries of the Company in connection with the construction of solar facilities. The Senior Note Indenture does not limit the aggregate principal amount of Senior Notes that may be issued under the Senior Note Indenture and provides that Senior Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Senior Note Indenture. The Senior Note Indenture gives the Company the ability to reopen a previous issue of Senior Notes and issue additional Senior Notes of such series, unless otherwise provided.
Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Senior Notes being offered by such Prospectus Supplement: (i) the title of such Senior Notes; (ii) any limit on the aggregate principal amount of such Senior Notes; (iii) the date or dates on which the principal of such Senior Notes is payable; (iv) the rate or rates at which such Senior Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of, premium, if any, on and interest, if any, on such Senior Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Senior Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Senior Notes; (viii) the denominations in which such Senior Notes shall be issuable; (ix) if other than the principal amount of such Senior Notes, the portion of the principal amount of such Senior Notes which shall be payable upon declaration of acceleration of the maturity of such Senior Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Senior Note Indenture pertaining to such Senior Notes; (xi) whether such Senior Notes shall be issued in whole or in part in the form of a Global Security; and (xii) any other terms of such Senior Notes.
The Senior Note Indenture does not contain provisions that afford holders of Senior Notes protection in the event of a highly leveraged transaction involving the Company or its subsidiaries.

Events of Default
The Senior Note Indenture provides that any one or more of the following described events with respect to the Senior Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to such series:
(a) failure for 30 days to pay interest on the Senior Notes of such series when due on an interest payment date other than at maturity or upon earlier redemption; or
(b) failure to pay principal of, premium, if any, on or interest on the Senior Notes of such series when due at maturity or upon earlier redemption; or
(c) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Senior Note of such series; or
(d) failure to observe or perform any other covenant or agreement of the Company in the Senior Note Indenture (other than a covenant or agreement which has expressly been included in the Senior Note Indenture solely for the benefit of one or more series of Senior Notes other than such series) for 30 days after written notice to the Company from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes of such series; or
(e) certain events of bankruptcy, insolvency or reorganization of the Company or a Subsidiary; or
(f) any other default provided with respect to the Senior Notes of such series in the supplemental indenture authorizing the Senior Notes of such series.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Senior Notes of such series. If a Senior Note Indenture Event of Default occurs and is continuing with respect to the Senior Notes of any series, then the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Senior Notes of such series may declare the principal amount of the Senior Notes due and payable immediately by notice in writing to the Company (and to the Senior Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable.
If a Senior Note Indenture Event of Default due to the Company’s bankruptcy, insolvency or reorganization occurs, all unpaid principal, premium, if any, and interest with respect to the Senior Notes issued under the Senior Note Indenture will automatically become due and payable without any declaration or other act on the part of the Senior Note Indenture Trustee or any holder. The occurrence of an event described in (e) above with respect to a Subsidiary shall not constitute a Senior Note Indenture Event of Default if (x) the creditors of such Subsidiary have no recourse to the Company or (y) such Subsidiary is not a “significant subsidiary” as defined in Regulation S-X under the 1933 Act. At any time after such a declaration of acceleration with respect to the Senior Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Senior Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of such series may, by written notice to the Company and the Senior Note Indenture Trustee, rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Senior Note Indenture Trustee a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the Senior Note Indenture Trustee, including reasonable compensation and expenses of the Senior Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series may, on behalf of the holders of all the Senior Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Senior Note of such series affected.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Senior Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Senior Note being redeemed in part.

Payment and Paying Agent
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Senior Notes will be made only against surrender to the Paying Agent of such Senior Notes. Principal of and interest on Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Senior Notes. Payment of interest on Senior Notes on any interest payment date will be made to the person in whose name the Senior Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.
Unless otherwise indicated in an applicable Prospectus Supplement, the Senior Note Indenture Trustee will act as Paying Agent with respect to the Senior Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Senior Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Senior Notes will from that time forward look only to the Company for payment of such principal and interest.
Modification
The Senior Note Indenture contains provisions permitting the Company and the Senior Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Senior Notes of each series that is affected, to modify the Senior Note Indenture or the rights of the holders of the Senior Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Senior Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Senior Note, or reduce the principal amount of any Senior Note or the rate of interest on any Senior Note or any premium payable upon the redemption of any Senior Note, or change the method of calculating the rate of interest on any Senior Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Senior Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Senior Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults under the Senior Note Indenture and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the Senior Note Indenture relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Note that is affected.
In addition, the Company and the Senior Note Indenture Trustee may execute, without the consent of any holders of Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Senior Notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of, premium, if any, on and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Senior Note Indenture Event of Default, and no event which, after notice or lapse of time or both, would become a Senior Note Indenture Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Senior Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Senior Note Indenture Trustee
The Senior Note Indenture Trustee, prior to a Senior Note Indenture Event of Default with respect to Senior Notes of any series, undertakes to perform, with respect to Senior Notes of such series, only such duties as are specifically set forth in the Senior Note Indenture and, in case a Senior Note Indenture Event of Default with respect to Senior Notes of any series has occurred and is continuing, shall exercise, with respect to Senior Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Senior Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Senior Note Indenture Trustee. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
The Senior Note Indenture Trustee may serve as the Subordinated Note Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with the Senior Note Indenture Trustee. The Senior Note Indenture Trustee and certain of its affiliates may also serve as trustee under other indentures pursuant to which securities of the Company and certain of its affiliates are outstanding.
Governing Law
The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.
Miscellaneous
The Company will have the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties to the Senior Note Indenture and their respective successors and assigns.
DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES
Set forth below is a description of the general terms of the Junior Subordinated Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Subordinated Note Indenture to be entered into between the Company and the trustee named in the Subordinated Note Indenture (the “Subordinated Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Subordinated Note Indenture establishing the Junior Subordinated Notes of each series (the Subordinated Note Indenture, as so supplemented, is referred to as the “Subordinated Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Junior Subordinated Notes will include those stated in the Subordinated Note Indenture and those made a part of the Subordinated Note Indenture by reference to the 1939 Act. Certain capitalized terms used and not defined in this section of the Prospectus are defined in the Subordinated Note Indenture.
General
The Junior Subordinated Notes will be issued as unsecured junior subordinated debt securities under the Subordinated Note Indenture. The Subordinated Note Indenture does not limit the aggregate principal amount of Junior Subordinated Notes that may be issued under the Subordinated Note Indenture and provides that Junior Subordinated Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Subordinated Note Indenture. The Subordinated Note Indenture gives the Company the ability to reopen a previous issue of Junior Subordinated Notes and issue additional Junior Subordinated Notes of such series, unless otherwise provided.
Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Junior Subordinated Notes being offered by such Prospectus Supplement: (i) the title of such Junior Subordinated Notes; (ii) any limit on the aggregate principal amount of such Junior Subordinated Notes; (iii) the date or dates on which the principal of such Junior Subordinated Notes is payable; (iv) the rate or rates at which such Junior Subordinated Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of, premium, if any, on and interest, if any, on such Junior Subordinated Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Junior Subordinated Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Junior Subordinated Notes; (viii) the denominations in which such Junior Subordinated Notes shall be issuable; (ix) if other than the principal amount of such Junior Subordinated Notes, the portion of the principal amount of such Junior Subordinated Notes which shall be payable upon declaration of acceleration of the maturity of such Junior Subordinated Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Subordinated Note Indenture pertaining to such Junior Subordinated Notes; (xi) whether such Junior Subordinated Notes shall be issued in whole or in part in the form of a Global Security; (xii) the right, if any, of the Company to extend the interest payment periods of such Junior Subordinated Notes; and (xiii) any other terms of such Junior Subordinated Notes.
The Subordinated Note Indenture does not contain provisions that afford holders of Junior Subordinated Notes protection in the event of a highly leveraged transaction involving the Company.
Subordination
The Junior Subordinated Notes are subordinated and junior in right of payment to all Senior Indebtedness (as defined below) of the Company. No payment of principal of (including redemption payments, if any), or premium, if any, on or interest on (including Additional Interest (as defined below)) the Junior Subordinated Notes may be made if (a) any Senior Indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or (b) the maturity of any Senior Indebtedness has been accelerated because of a default, or (c) notice has been given of the exercise of an option to require repayment, mandatory payment or prepayment or otherwise of the Senior Indebtedness. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the holders of the Junior Subordinated Notes are entitled to receive or retain any payment or distribution. Subject to the prior payment of all Senior Indebtedness, the rights of the holders of the Junior Subordinated Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions applicable to such Senior Indebtedness until all amounts owing on the Junior Subordinated Notes are paid in full.
The term “Senior Indebtedness” means, with respect to the Company, (i) any payment due in respect of indebtedness of the Company, whether outstanding at the date of execution of the Subordinated Note Indenture or incurred, created or assumed after such date, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by the Company that, by their terms, are senior or senior subordinated debt securities including, without limitation, all such obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), except for (1) any such indebtedness that is by its terms subordinated to or that ranks equally with the Junior Subordinated Notes and (2) any unsecured indebtedness between or among the Company or its affiliates. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions contained in the Subordinated Note Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.
The Subordinated Note Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by the Company. As of June 30, 2016, Senior Indebtedness of the Company aggregated approximately $5,212,000,000.
Additional Interest
“Additional Interest” is defined in the Subordinated Note Indenture as any interest due and not paid on an interest payment date, together with interest on such interest due from such interest payment date to the date of payment, compounded quarterly, on each interest payment date.
Certain Covenants
The Company covenants in the Subordinated Note Indenture, for the benefit of the holders of each series of Junior Subordinated Notes, that, (i) if at such time the Company shall have given notice of its election to extend an interest payment period for such series of Junior Subordinated Notes and such extension shall be continuing or (ii) if at such time an Event of Default under the Subordinated Note Indenture with respect to such series of Junior Subordinated Notes shall have occurred and be continuing, (a) the Company shall not declare or pay any dividend or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, and (b) the Company shall not make any payment of interest on, principal of or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank equally with or junior to the Junior Subordinated Notes. None of the foregoing, however, shall restrict (i) any of the actions described in the preceding sentence resulting from any reclassification of the

Company’s capital stock or the exchange or conversion of one class or series of the Company’s capital stock for another class or series of the Company’s capital stock, (ii) the purchase of fractional interests in shares of the Company’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged or (iii) dividends, payments or distributions payable in shares of capital stock.
Events of Default
The Subordinated Note Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to such series:
(a)  failure for 10 days to pay interest on the Junior Subordinated Notes of such series, including any Additional Interest in respect of the Junior Subordinated Notes of such series, when due on an interest payment date other than at maturity or upon earlier redemption; provided, however, that a valid extension of the interest payment period by the Company shall not constitute a default in the payment of interest for this purpose; or
(b)  failure to pay principal of, or premium, if any, on or interest, including Additional Interest, on the Junior Subordinated Notes of such series when due at maturity or upon earlier redemption; or
(c)  failure for three Business Days to deposit any sinking fund payment when due by the terms of a Junior Subordinated Note of such series; or
(d)  failure to observe or perform any other covenant or warranty of the Company in the Subordinated Note Indenture (other than a covenant or warranty which has expressly been included in the Subordinated Note Indenture solely for the benefit of one or more series of Junior Subordinated Notes other than such series) for 90 days after written notice to the Company from the Subordinated Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Junior Subordinated Notes of such series; or
(e)  certain events of bankruptcy, insolvency or reorganization of the Company; or
(f)   any other default provided with respect to the Junior Subordinated Notes of such series in the supplemental indenture authorizing the Junior Subordinated Notes of such series.
The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Note Indenture Trustee with respect to the Junior Subordinated Notes of such series. If a Subordinated Note Indenture Event of Default occurs and is continuing with respect to the Junior Subordinated Notes of any series, then the Subordinated Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may declare the principal amount of the Junior Subordinated Notes due and payable immediately by notice in writing to the Company (and to the Subordinated Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Junior Subordinated Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Subordinated Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may, by written notice to the Company and the Subordinated Note Indenture Trustee, rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Subordinated Note Indenture Trustee a sum sufficient to pay all matured installments of interest (including any Additional Interest) and principal due otherwise than by acceleration and all sums paid or advanced by the Subordinated Note Indenture Trustee, including reasonable compensation and expenses of the Subordinated Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series may, on behalf of the holders of all the Junior Subordinated Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Subordinated Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Note of such series affected.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Junior Subordinated Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Junior Subordinated Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Junior Subordinated Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Junior Subordinated Note being redeemed in part.

Payment and Paying Agent
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Junior Subordinated Notes will be made only against surrender to the Paying Agent of such Junior Subordinated Notes. Principal of and interest on Junior Subordinated Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Junior Subordinated Notes. Payment of interest on Junior Subordinated Notes on any interest payment date will be made to the person in whose name the Junior Subordinated Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.
Unless otherwise indicated in an applicable Prospectus Supplement, the Subordinated Note Indenture Trustee will act as Paying Agent with respect to the Junior Subordinated Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Junior Subordinated Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Junior Subordinated Notes will from that time forward look only to the Company for payment of such principal and interest.
Modification
The Subordinated Note Indenture contains provisions permitting the Company and the Subordinated Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Notes of each series that is affected, to modify the Subordinated Note Indenture or the rights of the holders of the Junior Subordinated Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Junior Subordinated Note, or reduce the principal amount of any Junior Subordinated Note or the rate of interest (including Additional Interest) on any Junior Subordinated Note or any premium payable upon the redemption thereof, or change the method of calculating the rate of interest on any Junior Subordinated Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Junior Subordinated Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Junior Subordinated Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Subordinated Note Indenture or certain defaults under the Subordinated Note Indenture and their consequences) provided for in the Subordinated Note Indenture, or (iii) modify any of the provisions of the Subordinated Note Indenture relating to supplemental indentures, waiver of past defaults, or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Subordinated Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Junior Subordinated Note that is affected, or (iv) modify the provisions of the Subordinated Note Indenture with respect to the subordination of the Junior Subordinated Notes in a manner adverse to such holder.
In addition, the Company and the Subordinated Note Indenture Trustee may execute, without the consent of any holders of Junior Subordinated Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Junior Subordinated Notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Subordinated Note Indenture Trustee, the payment of the principal of, and premium, if any, on and interest (including Additional Interest) on all the Junior Subordinated Notes and the performance of every covenant of the Subordinated Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Subordinated Note Indenture Event of Default, and no event which, after notice or lapse of time or both, would become a Subordinated Note Indenture Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Subordinated Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Subordinated Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.

Information Concerning the Subordinated Note Indenture Trustee
The Subordinated Note Indenture Trustee, prior to a Subordinated Note Indenture Event of Default with respect to Junior Subordinated Notes of any series, undertakes to perform, with respect to Junior Subordinated Notes of such series, only such duties as are specifically set forth in the Subordinated Note Indenture and, in case a Subordinated Note Indenture Event of Default with respect to Junior Subordinated Notes of any series has occurred and is continuing, shall exercise, with respect to Junior Subordinated Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Subordinated Note Indenture at the request of any holder of Junior Subordinated Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Subordinated Note Indenture Trustee. The Subordinated Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Subordinated Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
The Subordinated Note Indenture Trustee may also serve as Senior Note Indenture Trustee. The Company and certain of its affiliates may maintain deposit accounts and banking relationships with the Subordinated Note Indenture Trustee. The Subordinated Note Indenture Trustee may serve as trustee under other indentures pursuant to which securities of the Company or certain affiliates of the Company are outstanding.
Governing Law
The Subordinated Note Indenture and the Junior Subordinated Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.
Miscellaneous
The Company will have the right at all times to assign any of its rights or obligations under the Subordinated Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Subordinated Note Indenture will be binding upon and inure to the benefit of the parties to the Subordinated Note Indenture and their respective successors and assigns.
PLAN OF DISTRIBUTION
The Company may sell the Preference Stock, the Senior Notes and the Junior Subordinated Notes in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement with respect to each series of Preference Stock, Senior Notes or Junior Subordinated Notes will set forth the terms of the offering of such Preference Stock, Senior Notes or Junior Subordinated Notes, including the name or names of any underwriters or agents, the purchase price of such Preference Stock, Senior Notes or Junior Subordinated Notes and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Preference Stock, Senior Notes or Junior Subordinated Notes may be listed.
If underwriters participate in the sale, such Preference Stock, Senior Notes or Junior Subordinated Notes will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.
Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of Preference Stock, Senior Notes or Junior Subordinated Notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of Preference Stock, Senior Notes or Junior Subordinated Notes, if any are purchased.
Underwriters and agents may be entitled under agreements entered into with the Company to indemnification against certain civil liabilities, including liabilities under the 1933 Act. Underwriters and agents and their affiliates may engage in transactions with, or perform services for, the Company in the ordinary course of business, for which they may receive customary compensation.
Each series of Preference Stock, Senior Notes or Junior Subordinated Notes will be a new issue of securities and will have no established trading market. Any underwriters to whom Preference Stock, Senior Notes or Junior Subordinated Notes are sold for public offering and sale may make a market in such Preference Stock, Senior Notes or Junior Subordinated Notes,

but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Preference Stock, Senior Notes or Junior Subordinated Notes may or may not be listed on a national securities exchange.
LEGAL MATTERS
The validity of the Preference Stock, the Senior Notes and the Junior Subordinated Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP, New York, New York. From time to time Hunton & Williams LLP acts as counsel to affiliates of the Company for some matters.
EXPERTS
The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$300,000,000.
Series 2016E 2.500% Senior Notes
due December 15, 2021

PROSPECTUS SUPPLEMENT
November 10, 2016

Joint Book-Running Managers

Barclays	BNP PARIBAS	BofA Merrill Lynch	Mizuho Securities	Scotiabank	US Bancorp